Filed Pursuant to Rule 433
Registration No. 333-182394

AMÉRICA MÓVIL, S.A.B. de C.V.

FINAL TERM SHEET

€750,000,000

3.259% Senior Notes due 2023

July 15, 2013

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	3.259% Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount:	€750,000,000

Price to Public:	100.00% of principal amount, plus accrued interest, if any, from July 22, 2013

Maturity:	July 22, 2023

Coupon:	3.259% per year

Optional Redemption:	Make-whole call at Bund Rate plus 15 basis points

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Yield to Maturity:	3.259% (annualized)

Benchmark Instrument:	DBR 1.500% due May 2023

Benchmark Yield:	1.572%

Mid-Swaps Yield:	1.909%

Spread to Benchmark:	DBR 1.500% due May 2023 +168.7 bps (MS+ 135 bps)

Minimum Denomination:	€100,000 and multiples of €1,000 in excess thereof

ISIN:	XS0954302104

Common Code:	095430210

Interest Payment Dates:	July 22 of each year, commencing on July 22, 2014

Interest Payment Record Dates:	July 17 of each year

Trade Date:	July 15, 2013

Settlement Date:	July 22, 2013 (T+5)

Joint Book-Running Managers:	Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited

Co-Managers:	Banca IMI S.p.A. Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A.

Expected Ratings:	A2 (Moody’s) / A- (S&P) / A (Fitch)

Listing:	Application will be made to admit the Notes to listing on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market

Additional Information:	On July 15, 2013, the Issuer agreed to sell £300,000,000 aggregate principal amount of 4.948% Senior Notes due 2033, which are expected to be issued on or about July 22, 2013.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (“SEC”) by means of a registration statement on Form F-3 (Registration No. 333-182394).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146 or by emailing batprospectusdept@citi.com or Credit Suisse Securities (Europe) Limited toll-free at 1-800-221-1037.